Zhanna Basina

Summary

Zhanna Basina has been a prominent figure in the healthcare and recovery sectors, leading Just Home Health Care Services for over two decades and co-founding Loosid in 2017.

Work History

1. Just Home Health Care Services
    - Position: CEO
    - Years Active: 2000 - 2023
    - Zhanna Basina founded Just Home Health Care Services in 2000 and has served as CEO since its inception. In 2023, the company underwent a significant transition with its acquisition in parts in April and October.
2. Loosid
    - Position: Co-Founder
    - Years Active: 2017 - Present
    - In 2017, Zhanna Basina co-founded Loosid, a sobriety app aimed at supporting individuals in recovery from addiction.